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                          May 29, 2024

       Christopher J. Annas
       President and Chief Executive Officer
       Meridian Corporation
       9 Old Lincoln Highway
       Malvern, PA 19355

                                                        Re: Meridian
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 22, 2024
                                                            File No. 333-279631

       Dear Christopher J. Annas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Christopher Connell,
Esq.